  CRI, Inc.
  The CRI Building
  11200 Rockville Pike
  Rockville, Maryland 20852
  (301) 468-9200

August 18, 2006

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 5th St., N.W.

Washington, DC 20549

Attention: Mr. Owen Pinkerton

Senior Counsel

Mail Stop 4561

Re:	Capital Realty Investors, Ltd. (“Partnership”), Amendment No. 1 to Schedule 14A

File No. 0-11149, Filed July 26, 2006

Dear Mr. Pinkerton:

I spoke on August 1, 2006 with Mr. Geoffrey Ossias of your office, who indicated that the Securities and Exchange Commission (“SEC”) had no comment with respect to the above-described Amendment to Schedule 14A. He stated that the Registrant could file its Definitive Proxy Statement concurrently with the filing of the appropriate “Tandy” language as correspondence.

Accordingly, the Partnership hereby acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further question, please feel free to call me at 301 231-0255.

Yours truly,

C.R.I., Inc.
Its: Managing General Partner

By: /s/ Melissa Lackey

          Melissa Lackey,

          General Counsel